Exhibit 6

U.S. CONCRETE, INC.

LONG TERM INCENTIVE PLAN

RESTRICTED STOCK AGREEMENT

(Employee Form)

This Agreement is made and entered into as of April 1, 2015 (the “Date of Grant”) by and between U.S. Concrete, Inc., a Delaware corporation (the “Company”) and you, William J. Sandbrook;

WHEREAS, the Company in order to induce you to enter into and to continue and dedicate service to the Company and to materially contribute to the success of the Company agrees to grant you this restricted stock award;

WHEREAS, the Company adopted the U.S. Concrete, Inc. Long Term Incentive Plan as it may be amended from time to time (the “Plan”) under which the Company is authorized to grant restricted stock awards to certain employees and service providers of the Company;

WHEREAS, a copy of the Plan has been furnished to you and shall be deemed a part of this restricted stock award agreement (“Agreement”) as if fully set forth herein and the terms capitalized but not defined herein shall have the meanings set forth in the Plan; and

WHEREAS, you desire to accept the restricted stock award made pursuant to this Agreement.

NOW, THEREFORE, in consideration of and mutual covenants set forth herein and for other valuable consideration hereinafter set forth, the parties agree as follows:

1. The Grant. Subject to the conditions set forth below, the Company hereby grants you effective as of the Date of Grant, as a matter of separate inducement but not in lieu of any salary or other compensation for your services for the Company, an award consisting of 51,400 shares of Restricted Stock (the “Award”) in accordance with the terms and conditions set forth herein and in the Plan.

2. Escrow of Restricted Stock. The Company shall evidence the Restricted Stock in the manner that it deems appropriate, including, without limitation, in book entry form or certificate form. The Company may issue in your name a certificate or certificates representing the Restricted Stock and retain that certificate or those certificates until the restrictions on such Restricted Stock expire as contemplated in Section 5 or 6 of this Agreement or the Restricted Stock are forfeited as described in Sections 4 and 6 of this Agreement. If the Company certificates the Restricted Stock, you shall execute one or more stock powers in blank for those certificates and deliver those stock powers to the Company. The Company shall hold the Restricted Stock and the related stock powers pursuant to the terms of this Agreement, if applicable, until such time as (a) a certificate or certificates for the Restricted Stock are delivered to you, (b) the Restricted Stock are otherwise transferred to you free of restrictions, or (c) the Restricted Stock are canceled and forfeited pursuant to this Agreement.

3. Ownership of Restricted Stock. From and after the time the Restricted Stock are issued in your name, you will be entitled to all the rights of absolute ownership of the Restricted Stock, including the right to vote those shares and to receive dividends thereon if, as, and when declared by the Board, subject, however, to the terms, conditions and restrictions set forth in this Agreement; provided, however, that each dividend payment will be made no later than the 60th day following the date such dividend payment is made to stockholders generally. In the event that you forfeit the Restricted Stock prior to settlement, you shall have no further rights with respect to such Restricted Stock; provided, however, that such a forfeiture shall not create any obligation for you to repay any dividends received prior to that forfeiture nor shall it invalidate any votes that you have given during the time that you held the Restricted Stock.

4. Restrictions; Forfeiture. The Restricted Stock are restricted in that they may not be sold, transferred or otherwise alienated or hypothecated until these restrictions are removed or expire as contemplated in Section 5 or 6 of this Agreement. The Restricted Stock are also restricted in the sense that they may be forfeited to the Company (the “Forfeiture Restrictions”). You hereby agree that if the Restricted Stock is forfeited, as provided in Section 6, the Company shall have the right to deliver the Restricted Stock to the Company’s transfer agent for, at the Company’s election, cancellation or transfer to the Company. The Company shall have the full right to cancel any evidence of your ownership of forfeited Restricted Stock or to take any other action necessary to demonstrate that you no longer own the forfeited Restricted Stock. Following such forfeiture, you shall have no further rights with respect to such forfeited Restricted Stock. By acceptance of this Award, you irrevocably grant the Company a power of attorney to transfer any forfeited unvested Restricted Stock and you agree to execute any documents requested by the Company in connection with such forfeiture and transfer. The provisions of this Award regarding the forfeiture and transfer of forfeited Restricted Stock shall be specifically performable by the Company in any court of equity or law.

5. Expiration of Restrictions and Risk of Forfeiture. Except as provided otherwise in Section 6, the restrictions on the Restricted Stock granted pursuant to this Agreement will expire and the Restricted Stock will become transferable and nonforfeitable, provided that you remain in the employ of, or a service provider to, the Company or its Subsidiaries until the applicable dates set forth below in Section 5(a) and 5(b) (each, a “Vesting Date”):

(a) Time-Based Restricted Stock. Sixty percent (60%) of the total number of Restricted Stock shall vest based upon the passage of time (the “Time-Based Restricted Stock”) in accordance with the following schedule:

Portion of Time-Based Restricted Stock to Vest	Vesting Date
1/3	One Year Anniversary of Date of Grant
1/3	Two Year Anniversary of Date of Grant
1/3	Three Year Anniversary of Date of Grant
Total: 100% of Time-Based Restricted Stock

(b) Performance-Based Restricted Stock. The remaining forty percent (40%) of the Restricted Stock shall vest based upon the satisfaction of performance criteria (the

“Performance-Based Restricted Stock”). Fifty percent (50%) of the Performance-Based Restricted Stock shall vest on the day that the average of the daily volume-weighted average share price of the Company’s Stock over any period of twenty (20) consecutive trading days attains $43 per share within the three (3) year period beginning on the Date of Grant. The remaining fifty percent (50%) of the Performance-Based Restricted Stock shall vest on the day that the average of the daily volume-weighted average share price of the Company’s Stock over any period of twenty (20) consecutive trading days attains $48 per share within the three (3) year period beginning on the Date of Grant.

If an installment of the vesting would result in a fractional share of Restricted Stock becoming vested, that installment will be rounded to the next higher or lower share, as determined by the Company, except for the final installment, which will be for the balance of the Award.

6. Termination of Services and Change in Control.

(a) Termination Generally. Subject to subsection (b), (c), or (d), if your service relationship with the Company or any of its Subsidiaries is terminated for any reason, then those Restricted Stock (both Time-Based Restricted Stock and Performance-Based Restricted Stock) for which the restrictions have not lapsed as of the date of termination shall become null and void and those Restricted Stock shall be forfeited to the Company without any payment to you. The Restricted Stock for which the restrictions have lapsed as of the date of such termination shall not be forfeited to the Company. For purposes of clarity, if your service relationship is transferred between the Company and/or any of its Subsidiaries, such a transfer shall not constitute a termination of the service relationship unless the transfer would be deemed to be a “separation from service” pursuant to the Nonqualified Deferred Compensation Rules.

(b) Death. In the event that your service relationship with the Company or any of its Subsidiaries is terminated due to your death, all Time-Based Restricted Stock that has not already become vested pursuant to Section 5(a) of this Agreement shall immediately become vested. For purposes of clarity, the termination of your service relationship due to your death will not automatically vest your Performance-Based Restricted Stock.

(c) Change in Control. In the event of a Change in Control, all Restricted Stock that has not already become vested pursuant to Section 5 of this Agreement shall immediately become vested.

(d) Effect of Individual Agreement. Notwithstanding any provision herein to the contrary, in the event of any inconsistency between Sections 5 or 6 and any individual employment, severance, change in control or other similar agreement entered into by and between you and the Company, the terms of such other agreement shall control.

7. Leave of Absence. With respect to the Award, the Company may, in its sole discretion, determine that if you are on leave of absence for any reason you will be considered to still be in the employ of, or providing services for, the Company, provided that rights to the Restricted Stock during a leave of absence will be limited to the extent to which those rights were earned or vested when the leave of absence began.

8. Delivery of Stock. Promptly following the expiration of the restrictions on the Restricted Stock as contemplated in Section 5 of this Agreement, the Company shall cause to be issued and delivered to you or your designee a certificate or other evidence of the number of Restricted Stock as to which restrictions have lapsed, free of any restrictive legend relating to the lapsed restrictions, upon receipt by the Company of any tax withholding as may be requested pursuant to Section 9. The value of such Restricted Stock shall not bear any interest owing to the passage of time.

9. Tax Issues.

(a) Payment of Taxes. The Company may require you to pay to the Company (or the Company’s Subsidiary if you are an employee of a Subsidiary of the Company), an amount the Company deems necessary to satisfy its (or its Subsidiary’s) current or future obligation to withhold federal, state or local income or other taxes that you incur as a result of the Award. With respect to any required tax withholding, you may (a) direct the Company to withhold from the shares of Stock to be issued to you under this Agreement the number of shares necessary to satisfy the Company’s obligation to withhold taxes; which determination will be based on the shares’ Fair Market Value on the applicable Vesting Date; (b) deliver to the Company shares of Stock sufficient to satisfy the Company’s tax withholding obligations, based on the shares’ Fair Market Value on the applicable Vesting Date; (c) deliver cash to the Company sufficient to satisfy its tax withholding obligations; or (d) satisfy such tax withholding through any combination of (a), (b) and (c). If you desire to elect to use the stock withholding option described in subparagraph (a), you must make the election at the time and in the manner the Company prescribes. The Company, in its discretion, may deny your request to satisfy its tax withholding obligations using a method described under subparagraph (a) or (b). In the event the Company determines that the aggregate Fair Market Value of the shares of Stock withheld as payment of any tax withholding obligation is insufficient to discharge that tax withholding obligation, then you must pay to the Company, in cash, the amount of that deficiency immediately upon the Company’s request.

(b) Elections. By accepting this Award, you acknowledge that Section 83 of the Code generally requires that the applicable portion of the Award be taxed to you as ordinary income on each applicable Vesting Date. You also acknowledge that, provided that you are a U.S. citizen, you may elect to be taxed at the Date of Grant rather than at the time the Restricted Stock vest by filing an election under Section 83(b) of the Code with the Internal Revenue Service and by providing a copy of the election to the Company. YOU ACKNOWLEDGE THAT YOU HAVE BEEN INFORMED OF THE AVAILABILITY OF MAKING AN ELECTION IN ACCORDANCE WITH SECTION 83(b) OF THE CODE; THAT SUCH ELECTION MUST BE FILED WITH THE INTERNAL REVENUE SERVICE (AND A COPY OF THE ELECTION GIVEN TO THE COMPANY) WITHIN 30 DAYS OF THE GRANT OF RESTRICTED STOCK; AND THAT GRANTEE IS SOLELY RESPONSIBLE FOR MAKING SUCH ELECTION. You further acknowledge that the tax consequences associated with this Award are complex and that the Company has urged you to review with your own tax advisors the federal, state and local tax consequences of this Award. You are relying solely on such advisors and not on any statements or representations of the Company or any of its agents.

10. Compliance with Securities Law. Notwithstanding any provision of this Agreement to the contrary, the issuance of Stock (including Restricted Stock) will be subject to compliance with all applicable requirements of federal, state, or foreign law with respect to such securities and with the requirements of any stock exchange or market system upon which the Stock may then be listed. No Stock will be issued hereunder if such issuance would constitute a violation of any applicable federal, state, or foreign securities laws or other law or regulations or the requirements of any stock exchange or market system upon which the Stock may then be listed. In addition, Stock will not be issued hereunder unless (a) a registration statement under the Securities Act of 1933, as amended (the “Act”), is at the time of issuance in effect with respect to the shares issued or (b) in the opinion of legal counsel to the Company, the shares issued may be issued in accordance with the terms of an applicable exemption from the registration requirements of the Act. The inability of the Company to obtain from any regulatory body having jurisdiction the authority, if any, deemed by the Company’s legal counsel to be necessary to the lawful issuance and sale of any shares subject to the Award will relieve the Company of any liability in respect of the failure to issue such shares as to which such requisite authority has not been obtained. As a condition to any issuance hereunder, the Company may require you to satisfy any qualifications that may be necessary or appropriate to evidence compliance with any applicable law or regulation and to make any representation or warranty with respect to such compliance as may be requested by the Company. From time to time, the Board and appropriate officers of the Company are authorized to take the actions necessary and appropriate to file required documents with governmental authorities, stock exchanges, and other appropriate Persons to make shares of Stock available for issuance.

11. Legends. The Company may at any time place legends referencing any restrictions imposed on the shares pursuant to Sections 4 or 10 of this Agreement on all certificates representing shares issued with respect to this Award.

12. Right of the Company and Subsidiaries to Terminate Services. Nothing in this Agreement confers upon you the right to continue in the employ of or performing services for the Company or any Subsidiary, or interfere in any way with the rights of the Company or any Subsidiary to terminate your employment or service relationship at any time.

13. Furnish Information. You agree to furnish to the Company all information requested by the Company to enable it to comply with any reporting or other requirements imposed upon the Company by or under any applicable statute or regulation.

14. Remedies. The parties to this Agreement shall be entitled to recover from each other reasonable attorneys’ fees incurred in connection with the successful enforcement of the terms and provisions of this Agreement whether by an action to enforce specific performance or for damages for its breach or otherwise.

15. No Liability for Good Faith Determinations. The Company and the members of the Board shall not be liable for any act, omission or determination taken or made in good faith with respect to this Agreement or the Restricted Stock granted hereunder.

16. Execution of Receipts and Releases. Any payment of cash or any issuance or transfer of shares of Stock or other property to you, or to your legal representative, heir, legatee or distributee, in accordance with the provisions hereof, shall, to the extent thereof, be in full satisfaction of all claims of such Persons hereunder. The Company may require you or your legal representative, heir, legatee or distributee, as a condition precedent to such payment or issuance, to execute a release and receipt therefor in such form as it shall determine.

17. No Guarantee of Interests. The Board and the Company do not guarantee the Stock of the Company from loss or depreciation.

18. Notice. All notices required or permitted under this Agreement must be in writing and personally delivered or sent by mail and shall be deemed to be delivered on the date on which it is actually received by the person to whom it is properly addressed or if earlier the date it is sent via certified United States mail.

19. Waiver of Notice. Any person entitled to notice hereunder may waive such notice in writing.

20. Information Confidential. As partial consideration for the granting of the Award hereunder, you hereby agree to keep confidential all information and knowledge, except that which has been disclosed in any public filings required by law, that you have relating to the terms and conditions of this Agreement; provided, however, that such information may be disclosed as required by law and may be given in confidence to your spouse and tax and financial advisors. In the event any breach of this promise comes to the attention of the Company, it shall take into consideration that breach in determining whether to recommend the grant of any future similar award to you, as a factor weighing against the advisability of granting any such future award to you.

21. Non-Solicitation and Non-Disclosure. In consideration for the grant of the Award, you agree that you will not, during your service with the Company or any of its Subsidiaries, and for one year thereafter, directly or indirectly, for any reason, for your own account or on behalf of or together with any other person, entity or organization (a) call on or otherwise solicit any natural person who is employed by, or providing services to, the Company or any Subsidiary of the Company in any capacity with the purpose or intent of attracting that person from the employ of the Company or its Subsidiaries, or (b) divert or attempt to divert from the Company or any of its Subsidiaries any customer, client or business relating to the provision of ready-mixed concrete, precast concrete or related concrete products or services. As further consideration for the grant of the Award, your agree that you will not at any time, either while providing services to, the Company or its Subsidiaries, or at any time thereafter, make any independent use of, or disclose to any other person (except as authorized in advance in writing by the Company) any confidential, nonpublic and/or proprietary information of the Company and its Subsidiaries, including, without limitation, information derived from reports, work in progress, codes, marketing and sales programs, customer lists, records of customer service requirements, cost summaries, pricing formulae, methods of doing business, ideas, materials or information prepared or performed for, by or on behalf of the Company or its Subsidiaries. This Section 21 shall survive the termination of this Award.

22. Securities Laws or Dodd-Frank Clawback Policies. This Agreement is subject to any written clawback policies the Company, with the approval of the Board, may adopt. These clawback policies may subject your rights and benefits under this Agreement to reduction, cancellation, forfeiture or recoupment if certain specified events and wrongful conduct occur, including, but not limited to, an accounting restatement due to the Company’s material noncompliance with financial reporting regulations or other events and wrongful conduct specified in any such clawback policies adopted by the Company, with the approval of the Board, to conform to the Dodd-Frank Wall Street Reform and Consumer Protection Act and resulting rules issued by the Securities and Exchange Commission and that the Company determines should apply to this Agreement.

23. Transferability. This Award may not be transferred, assigned, pledged or otherwise encumbered by you in any manner whatsoever, except that this Award may be transferred in accordance with the Plan, by will or by the laws of descent and distribution, or pursuant to a domestic relations order as defined in the Code or in Title I of the Employee Retirement Income Security Act of 1974, as amended, or the rules thereunder. Any such transfer or attempt to transfer in violation of this Section 23 or the Plan shall be void and of no force or effect, and shall result in the immediate forfeiture of any unvested Restricted Stock granted pursuant to this Agreement.

24. Company Records. Records of the Company or its Subsidiaries regarding your period of service, termination of service and the reason(s) therefor, and other matters shall be conclusive for all purposes hereunder, unless determined by the Company to be incorrect.

25. Successors. This Agreement shall be binding upon you, your legal representatives, heirs, legatees and distributees, and upon the Company, its successors and assigns.

26. Severability. If any provision of this Agreement is held to be illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining provisions hereof, but such provision shall be fully severable and this Agreement shall be construed and enforced as if the illegal or invalid provision had never been included herein.

27. Company Action. Any action required of the Company shall be by resolution of the Board or by a person or entity authorized to act by resolution of the Board.

28. Headings. The titles and headings of Sections are included for convenience of reference only and are not to be considered in construction of the provisions hereof.

29. Governing Law. All questions arising with respect to the provisions of this Agreement shall be determined by application of the laws of Delaware without giving any effect to any conflict of law provisions thereof, except to the extent Delaware state law is preempted by federal law. The obligation of the Company to sell and deliver Stock hereunder is subject to applicable laws and to the approval of any governmental authority required in connection with the authorization, issuance, sale, or delivery of such Stock.

30. Amendment. This Agreement may be wholly or partially amended or otherwise modified, suspended or terminated at any time or from time to time by the Board or the Committee (i) to the extent permitted by the Plan, (ii) to the extent necessary to comply with applicable laws and regulations or to conform the provisions of this Agreement to any changes thereto, or (iii) to settle the Restricted Stock pursuant to all applicable provisions of the Plan. Except as provided in the preceding sentence, this Agreement cannot be modified, altered or amended in any way that is adverse to you except by a written agreement signed by both the you and the Company.

31. The Plan. This Agreement is subject to all the terms, conditions, limitations and restrictions contained in the Plan.

32. Acceptance. You are not required to take any further action to accept the terms and conditions of this Agreement. If you desire to accept the Agreement for the grant of Restricted Stock, subject to the terms and provisions hereof of the Plan and administrative interpretations of such Plan referred to herein, simply retain a copy of this Agreement for your records, and you shall be DEEMED to have ACCEPTED the Agreement and you shall be DEEMED to become a PARTY to such Agreement, being bound to its terms and conditions. By acceptance, you confirm that the Plan and the Form S-8 prospectus for the Plan have been made available to you, and that you have read and understand the Form S-8 prospectus relating to the issuance of the Restricted Stock granted under the terms and provisions of this Agreement.

If you DO NOT WISH TO ACCEPT this Agreement, you must provide WRITTEN notice of your desire to reject the Agreement for the grant of Restricted Stock within thirty (30) days of the receipt of this Agreement and such written notice must be signed and dated. Please send such written notice to Stock Plan Administration, at 331 N. Main Street, Euless, Texas, 76039, Attention: CiCi Sepehri. Again you must return your written notice of rejection of this Agreement within 30 days of receipt of this Agreement.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

U.S. CONCRETE, INC.

/s/ Paul M. Jolas
Name:	Paul M. Jolas
Title:	Vice President, General Counsel and Corporate Secretary